AGWIKI, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Unaudited)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
AgWiki, Inc.
Perryville, Missouri

We have reviewed the accompanying financial statements of AG Wiki, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020 and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

April 8, 2022
Los Angeles, California

AGWIKI INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,	**2021**	**2020**
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$ 11,935	$ 3,066
Total current assets	**11,935**	**3,066**
Total assets	**$ 11,935**	**$ 3,066**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Current portion of Loan Payable	178,975	130,317
Accrued interest on Loan Payable	40,759	30,509
Other Current Liabilities	2,847	-
Total current liabilities	**222,581**	**160,826**
Loan Payable	24,875	73,534
Total liabilities	**247,456**	**234,360**
STOCKHOLDERS EQUITY		
Common Stock Class A	2,978	2,510
Common Stock Class B	1,000	1,000
Additional Paid In Capital (APIC)	125,686	411
Equity Issuance Cost	(22,411)	-
Retained earnings/(Accumulated Deficit)	(342,774)	(235,215)
Total stockholders' equity	**(235,521)**	**(231,294)**
Total liabilities and stockholders' equity	**$ 11,935**	**$ 3,065**

See accompanying notes to financial statements.

AGWIKI INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	**2021**	**2020**
(USD $ in Dollars)		
Net revenue	$ -	$ -
Cost of goods sold	-	-
Gross profit	-	-
Operating expenses		
General and administrative	62,907	30,070
Sales and marketing	28,083	500
Total operating expenses	90,990	30,570
Operating income/(loss)	(90,990)	(30,570)
Interest expense	16,569	11,389
Other Loss/(Income)	-	-
Income/(Loss) before provision for income taxes	(107,558)	(41,959)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	**$ (107,558)**	**$ (41,959)**

See accompanying notes to financial statements.

AGWIKI INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock Class A		Common Stock Class B		Additional Paid in Capital	Equity Issuance Cost	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
	Shares	Amount	Shares	Amount				
Balance—December 31, 2019	250,000,000	$ 2,500	100,000,000	$ 1,000	$ 353		$ (193,257)	$ (189,404)
Sharebased Compensation	1,000,000	10	-	-	58			68
Net income/(loss)							(41,959)	(41,959)
Balance—December 31, 2020	251,000,000	$ 2,510	100,000,000	$ 1,000	$ 411		$ (235,215)	$ (231,294)
Issuance of Stock	44,095,520	441						441
Issuance of Stock on Crowdfunding	2,718,752	27			125,217	(22,411)		102,832
Sharebased Compensation			-	-	59			59
Net income/(loss)							(107,558)	(107,558)
Balance—December 31, 2021	297,814,272	$ 2,978	100,000,000	$ 1,000	$ 125,686	$ (22,411)	$ (342,774)	$ (235,521)

See accompanying notes to financial statements.

AGWIKI INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		**2021**		**2020**
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(107,558)	$	(41,959)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Sharebased compensation expense		59		68
Changes in operating assets and liabilities:				
Accrued interest on Loan Payable		10,249		11,389
Other Current Liabilities		2,847		
Net cash provided/(used) by operating activities		**(94,404)**		**(30,501)**
CASH FLOW FROM FINANCING ACTIVITIES				
Borrowing on Loans Payable		-		33,000
Issuance of Common Stock		441		
Issuance of Stock on Crowdfunding		102,832		
Net cash provided/(used) by financing activities		**103,273**		**33,000**
Change in cash		8,870		2,499
Cash—beginning of year		3,066		567
Cash—end of year	**$**	**11,935**	**$**	**3,066**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	16,569	$	11,389
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

AgWiki Inc. was originally incorporated on May 1, 2015 as Ag World Today, Inc. in the state of Delaware. On April 12, 2016, the Company restated its certificate of incorporation to change its name from Ag World Today Inc., to AgWiki Inc. The financial statements of AgWiki Inc., (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").   The Company's headquarters are located in Perryville, Missouri.

AgWiki connects a global community of farmers, gardeners, researchers, and nutritionists working together to discover and share solutions to food sustainability, hunger, and climate change through social engagement. Connecting the worldwide food industry to share information, aid in education, and build relationships will have a long-term benefit on the challenges facing food production. Over 500 million family farms manage most of the world's agricultural land and produce most of the world's food. Our goal is to connect farmers and ranchers to allow information regarding plant and animal production to be shared by all those growing food and addressing nutrition.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting. The Company has adopted the calendar year as its fiscal year.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, and December 31, 2020, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Income Taxes

AgWiki, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Revenue Recognition

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps: Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company will earn revenue primarily from the sale of its services including user fees, partnerships with sponsors, and online agronomic classes.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021, and December 31, 2020, amounted to $28,083 and $500, which is included in sales and marketing expenses.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 8, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Other current liabilities consist of the following items:

As of Year Ended December 31,	2021	2020
Payroll payable	2,847	-
Total Other Current Liabilities	$ 2,847	$ -

4.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 900,000,000 shares of common class A shares with a par value of $0.00001 and 100,000,000 of common class B shares with a par value $0.00001. As of December 31, 2021, 297,814,272 shares of class A and 100,000,000 shares of class B have been issued and are outstanding. As of December 31, 2020, 251,000,000 shares of class A and 100,000,000 shares of class B have been issued and are outstanding respectively.

5.   SHAREBASED COMPENSATION

In 2016, the Company entered into Restricted Stock Purchase Agreement with the employees and service providers called 2016 Equity Incentive Plan. Provided purchaser continues to always provide services to the company or any subsidiary or Parent of the company from the effective date until the full shares are vested. All unvested shares shall vest until the earliest occur a) the date all of the shares are Vested Shares b) the Termination date c) the date vesting otherwise terminates pursuant to this agreement of the plan.

The Company reserved 50,000,000 shares of Its Common Stock pursuant to the plan, which provides for the grant, which provides for the grant of shares of stock, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants.

The Common Stock were valued using fair value, equal to the fair value of the shares, amounted to $0.00001.

A summary of the Company's restricted stock activity and related information is as follows:

	Number of Awards	Weighted Average Fair Value
Outstanding at December 31, 2019	**8,692,306**	**87**
Granted	1,000,000	10
Vested	(5,827,546)	(58)
Cancelled	-	
Outstanding at December 31, 2020	**3,864,760**	**39**
Granted	-	-
Vested	(2,859,513)	(29)
Cancelled	-	
Outstanding at December 31, 2021	**1,005,247**	**10**

Restricted stock expenses for the years ended December 31, 2021, and December 31, 2020, were $59 and $58, respectively.

6. DEBT

Loans Payable

From December 29, 2015, through May 2, 2016, the Company entered into three loan agreements with Mr. John M. La Rose Sr., one of its founders, in the total aggregate amount of $71,350. The loans bear an interest rate of 4% per annum and the repayment of the loans is on demand three years after the issuance date of each loan agreement. Interest is due annually, and if not paid, interest shall become part of the principal. The following is the schedule of future maturities:

As of Year Ended December 31, 2021

2022	$	71,350
2023		-
2024		-
2025		-
Thereafter		-
TOTAL		**71,350**

From June 1, 2016, through January 22, 2019, the Company entered into twenty two loan agreements with Mr. John M. La Rose Sr., one of its founders, in the total aggregate amount of $99,500. The loans bear an interest rate of 8% per annum and the repayment of the loans is on demand four years after the issuance date of each loan agreement and if not paid, interest shall become part of the principal. The following is the schedule of future maturities:

As of Year Ended December 31, 2021

2022	$	74,625
2023		24,875
2024		24,875
2025		-
Thereafter		-
TOTAL		**124,375**

From January 23, 2020, through October 29, 2020, the company entered into thirteen loan agreements with Mr. John M. La Rose Sr., one of its founders, in the total aggregate amount of $33,000. The loans bear an interest rate of 8% per annum and the repayment of the loans is on demand twelve months from the issuance date of each loan agreement and if not paid, interest shall become part of the principal. The following is the schedule of future maturities:

As of Year Ended December 31, 2021

2022	$	33,000
2023		-
2024		-
2025		-
Thereafter		-
TOTAL		**33,000**

As of December 31, 2021, and December 31, 2020, the outstanding balance of these loans to Mr. John La Rose Sr. is in the amount of $203,850 and $203,850, out of which $178,975 and $130,317 is classified as the current portion while the rest is the non-current portion. Accrued interest on the notes is in the amount of $40,759 and $30,509, as of December 31, 2021, and 2020 respectively and it is classified as current liability.

7. INCOME TAXES

The provision for income taxes for the year ended December 31, 2021, and December 31, 2020, consists of the following:

As of Year Ended December 31,		2021		2020
Net Operating Loss	$	(27,132)	$	(8,076)
Valuation Allowance		27,132		8,076
Net Provision for income tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities on December 31, 2021, and December 31, 2020, are as follows:

As of Year Ended December 31,		2021		2020
Net Operating Loss	$	(54,740)	$	(27,608)
Valuation Allowance		54,740		27,608
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021, and December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $217,006, and the Company had state net operating loss ("NOL") carryforwards of approximately $217,006. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, and December 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, and December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

8.   RELATED PARTY

From December 29, 2015, through May 2, 2016, the Company entered into three loan agreements with Mr. John M. La Rose Sr., one of its founders, in the total aggregate amount of $71,350. The loans bear an interest rate of 4% per annum and the repayment of the loans is on demand three years after the issuance date of each loan agreement. Interest is due annually, and if not paid, interest shall become part of the principal.

From June 1, 2016, through January 22, 2019, the Company entered into twenty-two loan agreements with Mr. John M. La Rose Sr., one of its founders, in the total aggregate amount of $99,500. The loans bear an interest rate of 8% per annum and the repayment of the loans is on demand four years after the issuance date of each loan agreement and if not paid, interest shall become part of the principal.

From January 23, 2020, through October 29, 2020, the company entered into thirteen loan agreements with Mr. John M. La Rose Sr., one of its founders, in the total aggregate amount of $33,000. The loans bear an interest rate of 8% per annum and the repayment of the loans is on demand twelve months from the issuance date of each loan agreement and if not paid, interest shall become part of the principal.

As of December 31, 2021, and December 31, 2020, the outstanding balance of these loans to Mr. John La Rose Sr. is in the amount of $203,850 and $203,850, out of which $178,975 and $130,317 is classified as the current portion while the rest is the non-current portion. Accrued interest on the notes is in the amount of $40,759 and $30,509, as of December 31, 2021, and 2020 respectively and it is classified as current liability.

9.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through April 8, 2022, the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

11. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $90,990, an operating cash flow loss of $94,404, and liquid assets in cash of $11,935, which less than a year's worth of cash reserves as of December 31, 2020. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.